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                      Securities and Exchange Commission
                             Washington, DC 20549
                                Schedule 14D-9

                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            (Amendment No.       )

                                  ITXC Corp.
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                           (Name of Subject Company)

                                  ITXC Corp.
              ----------------------------------------------------
                     (Name of Persons Filing Statement)


                                 Common Stock
              ----------------------------------------------------
                       (Title of Class of Securities)

                                   45069F109
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                     (CUSIP Number of Class of Securities)

                      Theodore M. Weitz, Esq., Secretary
                                  ITXC Corp.
                             750 College Road East
                          Princeton, New Jersey 08540
                                (609) 750-3333
              ----------------------------------------------------
              (Name, address and telephone numbers of person
               authorized to receive notices and communications
                  on behalf of the persons filing statement)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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For immediate release: April 10, 2003

ITXC Responds to IDT's Proposal to Acquire ITXC in a Share for Share Transaction

ITXC Approves Shareholders' Rights Plan

PRINCETON, NEW JERSEY--ITXC Corp. (NASDAQ: ITXC) responded today to the announcement made today by IDT Corporation that IDT intends to make an offer to purchase ITXC shares for $1.40 in IDT Class B common stock. IDT's intentions were first communicated to ITXC on Wednesday evening, April 9. ITXC shares closed at $1.22 per share on April 9.

The ITXC Board of Directors has met and made an initial determination that the IDT proposal would not be in the shareholders' interests. ITXC cash and cash equivalents were approximately $1.70 per share at the end of the 1st quarter of 2003. Furthermore, the Company's net book value per outstanding share exceeded $2.65 per share at March 31, 2003. Moreover, ITXC has proprietary technology, much of which is patent protected, which has made the Company the acknowledged market share leader in International VoIP.

ITXC's network spans more than 175 countries and it has hundreds of carrier customers including some of the largest in the world.

"As a shareholder, I view this proposal as totally unacceptable," said ITXC Chairman and CEO Tom Evslin. "It's below our cash and cash equivalents. It gives no value to our vast network, our physical assets, our customer base or our technology. Moreover, the announced consideration is in the form of Class B IDT stock. While IDT has a very complex and difficult holding company structure, it failed to mention in its publicly disclosed letter that Class B common stock only has one tenth the voting rights of some voting shares of IDT, and one thirtieth the voting rights of other shares, further diminishing the value of the proposed offer. IDT has itself reported losses in its most recent quarters."

"IDT's letter states that IDT welcomes amicable negotiation. Its actions today suggest a very different process. Amicable negotiations do not commence through letters released to the media."

"The ITXC Board is determined to protect the value which belongs to ITXC shareholders. The Board believes that ITXC is currently substantially undervalued in the equity market but that the Company's prospects on a stand alone basis are very bright, given its market leadership, its assets, its cash, and the absence of any significant debt. If the Company is purchased, it should be at a price that reflects these prospects. The Board of Directors had previously approved a share repurchase program reflecting its belief that shareholders are better served by buying than selling at this price."

Mr. Evslin noted that he has already announced his intent to retire from his position as Chief Executive Officer when a suitable replacement is found, and said his interest in this proposal is the same as that of any other shareholder: "This valuable company should not be sold at a price which deprives shareholders of the value to which they are entitled."

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Today, ITXC also announced that the Board has approved a Shareholder Rights
Plan and declared a dividend of one Right on each outstanding share of ITXC common stock. The record date for the dividend will be April 21, 2003.

Initially the Rights will be evidenced by common stock certificates, will automatically trade with the Company's common stock, and will not be currently exercisable. The Rights become exercisable when and if an entity acquires 15% or more of ITXC's common stock and will entitle each shareholder, other than the acquiring entity, to purchase a number of shares of common stock with a market value of $14 for a payment of $7 at that time.

The Board, at its option, may require that each Right be exchanged for one share of common stock. This exchange feature would not apply to rights held by an entity which has acquired 15% of the common stock. The Rights may be redeemed by the Board of Directors for $0.001 per Right at any time before they become exercisable.

"This plan is adopted to assure that each shareholder receives a fair price for ITXC shares. Where unfair or coercive tactics are used to attempt to take over the Company, the result might otherwise be a price not fair to all shareholders or not reflective of the Company's long term value," said Tom Evslin. "The plan will not prevent an acquisition at a fair price to all shareholders since the Board may redeem the Rights at any time to effect a fair transaction," said Evslin.

About ITXC:
ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including COTAS-Teledata in Bolivia, Vietel in Vietnam and Data Access in India.

ITXC also serves a growing number of mobile carriers including China Mobile, one of the world's largest mobile carriers. ITXC is the global market share leader in VoIP international calling with approximately 20% of the market, according to TeleGeography 2003. ITXC is also the Fastest Growing Technology Company in North America according to the 2002 Deloitte & Touche Technology Fast 500 ranking.

For more information about ITXC, please visit www.itxc.com.

Forward looking statements: ITXC has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning ITXC's business, operations and financial condition. "Forward-looking statements" consist of all non-historical information, including the references in this press release to IDT's plans with respect to ITXC, ITXC's prospects and ITXC's future performance. In addition, the words "could", "expects", "anticipates", "objective", "plan", "may affect", "may depend", "believes", "estimates", "projects" and similar words and phrases are also intended to identify such forward-looking statements. Actual results could differ materially from those projected in

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the Company's forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, difficulties in predicting the outcome of a contest for control, unanticipated technological difficulties; the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market, and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainty inherent in litigation; the creditworthiness of our customers; future transactions; and other considerations described as "Risk Factors" in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by the Company with the SEC. All such forward-looking statements are current only as of the date on which such statements were made. ITXC does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

ITXC and ITXC.net are registered trademarks of ITXC Corp.

IN THE EVENT THAT IDT COMMENCES A TENDER OFFER WITH RESPECT TO THE COMMON STOCK OF ITXC, ITXC INTENDS TO PREPARE AND FURNISH TO THE SEC A SOLICITATION/RECOMMENDATION STATEMENT. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY WHEN THE SOLICITATION/RECOMMENDATION STATEMENT IS AVAILABLE. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT ITXC AND THE IDT OFFER, IF IT MATERIALIZES. Investors and security holders will be able to obtain free copies of ITXC's Solicitation/Recommendation Statement and related documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. and from ITXC by contacting ITXC's investor relations department. ITXC files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.



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